Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 o: 650.493.9300 f: 650.493.6811

February 16, 2021

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Matthew Crispino
Jan Woo
Laura Veator
Stephen Krikorian

Re:	Cricut, Inc.
Amendment No. 2 to Draft Registration Statement on Form S-1
Submitted February 1, 2021
CIK No. 0001828962

Ladies and Gentlemen:

On behalf of our client, Cricut, Inc. (“Cricut” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated February 12, 2021, relating to the above referenced Amendment No. 2 to Draft Registration Statement on Form S-1 submitted to the Commission on February 1, 2021 (the “Draft Registration Statement”).  We are concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement (“Revised Registration Statement”).  For the Staff’s reference, we are providing to the Staff a copy of this letter as well as both a clean copy of the Revised Registration Statement and a copy marked to show all changes from the version confidentially submitted on February 1, 2021.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the Draft Registration Statement submitted on February 1, 2021), all page references herein correspond to the page of the Revised Registration Statement.

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san diego        san francisco        seattle        shanghai        washington, dc        wilmington, de

Securities and Exchange Commission

February 16, 2021

Draft Registration Statement on Form S-1

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Quarterly Results of Operations and Key Metrics

Quarterly Results of Operations, page 97

1.

Your disclosure on page 99 indicates that the number of users increased 12% as of September 30, 2020 as compared to June 30, 2020. However, your connected machine revenue decreased 33% during this period. Please clarify the reason for this and if there [are] any trends impacting revenue growth, or trends impacting growth in users as compared to growth in connected machine revenue.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the timing of recognizing revenue for connected machines does not always correspond with the timing of user acquisition.  The Company recognizes revenue on a connected machine when control of the promised good is transferred to its customers.  The owner of a new connected machine, however, becomes a user only when they register that machine with the Company using their email address. The increase in the number of users as of September 30, 2020 was a reflection of the significant increase in sales of connected machines during the three months ended June 30, 2020, and to a lesser extent the three months ended September 30, 2020, and the decrease in revenue in the three months ended September 30, 2020 was primarily due to inventory constraints during the quarter. In response to the Staff’s comment, the Company has revised its disclosure on page 101.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

11. Stock Based Compensation, page F-27

2.

When your preliminary IPO price is known, please reconcile and explain the differences between the fair values of the underlying equity interest determined on each grant date including the difference between the most recent grant date fair value and the midpoint of your offering range. Describe the objective evidence that supports your determination of the fair value of the underlying equity interest at each grant or issue date. Please provide this analysis for the most recent six months. In addition, your disclosure should fully describe the assumptions utilized at the IPO valuation date that are significantly different than those used in the most recent valuation.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that once a preliminary IPO price is known, the Company will provide the Staff with the information requested on a supplemental basis.

*****

Securities and Exchange Commission

February 16, 2021

Please direct any questions regarding the Company’s responses or the Revised Registration Statement to me at (650) 565-3574 or rpavri@wsgr.com.

Sincerely,
WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Rezwan D. Pavri
Rezwan D. Pavri

cc:	Ashish Arora, Cricut, Inc.
Martin F. Petersen, Cricut, Inc.
Donald B. Olsen, Cricut, Inc.

Katharine A. Martin, Wilson Sonsini Goodrich & Rosati, P.C.
Richard C. Blake, Wilson Sonsini Goodrich & Rosati, P.C.

Jeffrey A. Chapman, Gibson, Dunn & Crutcher LLP
Stewart L. McDowell, Gibson, Dunn & Crutcher LLP